

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 25, 2009

By U.S. Mail and Facsimile

Mr. Robert F. Schneider
Chief Financial Officer
Kimball International, Inc.
1600 Royal Street
Jasper, Indiana 47549

> **Re: Kimball International, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Definitive Proxy Statement on Schedule 14A filed September 10, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **File No. 000-03279**

Dear Mr. Schneider:

 We have reviewed your response letter dated February 13, 2009 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Definitive Proxy Statement on Schedule 14A filed September 10, 2008

Annual Cash Compensation – Cash Incentive Compensation, page 10

1. We note your response to prior comment 5. It is not clear how competitors would extract information from the profitability levels required for named executive officers to earn incentive bonuses to compete in the areas you cite: pricing, promotional programs, product development, and product distribution. Please note that it is not sufficient to merely conclude that disclosure would provide important insights that competitors could use to compete with the company. Please provide us with a more detailed analysis that specifically demonstrates the nexus between disclosure and the potential for competitive damage to result. Please also explain why the competitive harm would be likely to occur and what would make the harm substantial.

 *   *   *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 if you have any questions regarding comments on legal matters. If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief